AMENDMENT DATED AUGUST 31, 2010

TO THE

BY-LAWS OF

JOHN HANCOCK TAX-ADVANTAGED GLOBAL SHAREHOLDER YIELD FUND

DATED APRIL 23, 2007 AS AMENDED

SECTION 2 of ARTICLE I is hereby amended to read as follows in its entirety:

SECTION 2.   Retirement Age.  The retirement age for Trustees shall be seventy three and therefore each Trustee shall retire from service on December 31 of the year in which he or she reaches his or her seventy-third birthday.